Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZakiBox, Inc.
1546 Flowerdale Street
Simi Valley, CA 93063
https://zakibox.com/

Up to $1,235,000.00 in Common Stock at $0.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ZakiBox, Inc.
Address: 1546 Flowerdale Street, Simi Valley, CA 93063
State of Incorporation: CA
Date Incorporated: April 18, 2018

Terms:

Equity

Offering Minimum: $15,000.00 | 30,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 2,470,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $200.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

<u>Friends and Family Early Birds</u>

Invest within the first 48 hours and receive 15% bonus shares.

<u>Super Early Bird Bonus</u>

Invest within the first week and receive 10% bonus shares.

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

<u>$1,000+ | Tier 1</u>

Invest $1,000 and receive access 2% Bonus Shares.

<u>$2,500+ | Tier 2</u>

Invest $2,500 and receive access 3% Bonus Shares.

<u>$5,000+ | Tier 3</u>

Invest $5,000 and receive access 5% Bonus Shares.

<u>$10,000+ | Tier 4</u>

Invest $10,000 and receive access 10% Bonus Shares + zoom call with ZakiBox founder.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

ZakiBox, Inc. ("ZakiBox" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

ZakiBox, Inc. ("ZakiBox" or the "Company") is a C-Corp. organized under the laws of the state of California. ZakiBox previously operated as an S-Corp. (organized on 4/18/2018) and converted to a C-Corp on 09/28/2022 organized under the laws of the state of Delaware as well.

At ZakiBox, we designed a modular, highly durable, and lightweight storage solution for home and business storage needs. Our products include innovative home organizers, hampers, and on-the-go carriers. Our founder Sam Zaki Morcos' decades of experience in the aerospace industry gives him the in-depth engineering knowledge to develop smart, effective design solutions. Now, after the success of our B2C launch online, we are ready to scale as we move into B2B sales.

ZakiBox makes patented advanced products for organizing, storage and carriage for homes and businesses. Home storage organizer products are easily configurable for the different spaces comparable to the safety and sturdiness of built-in units. Business carriage products are designed to increase efficiency and time saving while lasting through the roughness of the jobs. We have utility patented for the technology that made our products superior to the existing solutions and favored by customers from our Amazon sales.

The Company ZakiBox, Inc is owned 98.7% by Samir Morcos, CEO. As of [**Insert Date**] the CEO has assigned all IP to the Company.

Competitors and Industry

We do not believe there are any direct competitors to the Company that are in a similar stage of development. Most competitors for the Company are established, longstanding companies.

Please see below for a list of products that compete in the same market(s) as ZakiBox.

Moving boxes: cheap and readily available anywhere but not as durable and not easily accessible as ZakiBox Storage and Organizer.

Foldable rolling wheels carts & Plastic carriers: average load capacity with 50 lbs, often top access only. Non locking wheels. Not lightweight. ZakiBox is foldable, stackable, with wheels, portable telescopic handle, Strong yet light.

Utility carts: Usually with built-in shelves and wheels with locks. No foldable and no telescopic handles. Limited in transferring different spaces. ZakiBox Carrier load capacity up to 150 lbs.

Hampers: Limited folding capacity if at all. No telescopic handle. Wheels are not lockable. ZakiBox Hamper is foldable, 4 swivel wheels with break, portable telescopic handle, and adjustable net.

Current Stage and Roadmap

Current Stage

We believe our patented design solves numerous storage problems by combining durability, transportability, and lightweight materials all into one product.

Future Roadmap

As we continue to build our B2C sales and expand into B2B partnerships, we plan to hire key employees and scale operations to meet growing demand. Join us in this critical moment of growth as we set a new standard for storage solutions.

The Team

Officers and Directors

Name: Samir Morcos

Samir Morcos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Principal Accounting Officer, Sole Director and Founder
  Dates of Service: March, 2018 - Present
  Responsibilities: Responsible for product development, design, prototype, manufacturing, marketing, packaging, and sale. As part of Samir's role as CEO, Samir also handles the Company's primary accounting functions. Samir currently does not take a salary; however, Samir will receive $3,000 per month following the completion of this Reg. CF offering. Samir owns 10M Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ZakiBox is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Samir Zaki Morcos	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,470,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,162,500 outstanding.

Voting Rights

One-vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g. convertible bonds, preferred shares or warrants into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $95,000.00
Number of Securities Sold: 237,000
Use of proceeds: Inventory, marketing R&D
Date: August 30, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021 - Please use this as an example and refer to your Financial Review.

Revenue

Revenue for fiscal year 2022 was $26,758.00, lower when compared to fiscal year 2021 revenue of $31,331.00. The reason for the decrease is the introduction of a new ZakiBox products Storage and Organizer to the market.

Cost of sales

Cost of sales in 2021 was $16,373.00, significantly higher than our $1,219.00 Costs of sales in fiscal year 2022. The reduction in COGS was largely due to recurring customers that returned for more purchases.

Gross margins

2021 gross profit was -$13,486.00, and increased to -$10,298.00 over 2022.

This performance was caused by a low to steady flatline of recurring customers in direct-to-consumer sales.

Expenses

Expenses for fiscal year 2021 were $33,735 compared to $28,444 in fiscal year 2022.

The reason for that $5,291 decrease in expenses from 2021 to 2022 was, purchasing parts in a larger volume and assembly efficiently.

Historical results and cash flows:

The Company is currently in the product's growth and increasing our sales model from B2C; (Business to Consumers) to B2B; (Business to Business).

We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The reason for that is because the company ZakiBox expects hiring more employees, and running more effective marketing campaigns that will take place in the future will definitely change expenses. Past cash was primarily generated through Amazon sales with very high cost and fees that goes to amazon. Our new approach is to get the sales majority up to 90% B2B.

Our future goal is to be primarily a B2B company and to be doing sales through BigBoxes such as Target, Costco, Bed Bath and Beyond and more.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2023, the Company has capital resources available in the form of cash for $30,000 from Samir Zaki Morcos, as a capital contribution in the amount of $20,000 for StartEngine marketing budget, and $10,000 as cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. This fund is not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount $10,000, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $2,500 for expenses related to digital marketing including online ads on Facebook, Instagram, & of the like, & shipping & manufacturing costs.

Our monthly burn rate is subject to increase if Zakibox successfully executes more high-demanding business-to-business type contracts, attending more trade shows & events showcasing demos of the product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1.235M, we anticipate the Company will be able to operate for 36 months.

This is based on a current monthly burn rate of roughly $35,000 for expenses related to likes; salaries, inventories, assemblies, marketing, operating funds, and more.

Given the current circumstance, the company expects to experience this burn rate for a period of roughly 36 months if the maximum funding goal is obtained.

Specific expense categories that would yield a burn rate of 35K a month include expenses specifically related to salaries, assemblies, marketing, operating funds, and more. Zakibox also plans on increasing its marketing costs and promoting the brand through digital & traditional methods including but not limited to Facebook & Instagram ad marketing.

In the future, any anticipated challenges or increases in expenses would be related to Zakibox's initiative to increase it's, business-to-business model. A potential challenge may be related to increasing producing of products at a fast rate in order to keep up with demand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from sales online; fund from investors.

Indebtedness

- **Creditor:** Samir Zaki Morcos
  Amount Owed: $142,376.00
  Interest Rate: 0.0%
  The imputed interest for 0% interest loans was deemed immaterial and thus not

recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- **Name of Entity:** Samir Zaki Morcos
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.
  Material Terms: Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $5,081,250.00

Valuation Details:

ZakiBox, Inc. ("ZakiBox" or the "Company") determined its pre-money valuation based on an analysis of the following factors.

Note: Capital for growth and visibility to the potential customers - We need to secure funding to expand and grow our business. We are in a state where we have begun validating our products in the marketplace and have steady, although small, revenues. However, in order to grow, as with most companies, we need capital infusion to expand our production. We also need to place our products in front of potential customers.

Current Industry Standards & Likley Product Type Competitors

Moving Boxes

These are generally cheap and readily available anywhere but not durable and not easily accessible. This is usually priced $17 - $77.

Foldable rolling wheels carts & Plastic carriers:

The average load capacity with 50 lbs., often top access only. Non-locking wheels. Not lightweight. Priced $27 - $250

Utility Carts:

Usually with built-in shelves and wheels with locks. No foldable and no telescopic handles. Limited in transferring different spaces. Priced $40 - $1300

Hampers

Limited folding capacity if at all. No telescopic handle. Wheels are not lockable. Priced

$120 - $230

Current Traction

ZakiBox was validated by past home market buyers: product rating ranging 3.5 – 4.

Tested by Amazon delivery carriers: patent (#10,625,902, granted on Apr 2020) was issued on 8 exclusive claims, and it was tested and was proven to be effective and time-saving for the delivery carrier buyers

Protected by a trademarked registered brand, ZakiBox, has already built a premier brand reputation by providing consistent quality and customer satisfaction.

Constructed with fiberglass and 400D nylon materials that make our product is lightweight yet super sturdy.

Value of IP & Assets

ZakiBox is a tangible product company selling storage, organization, and transportation systems through Business to Consumer B2C and Business to Business. While it's difficult to place a value on IP, we have a utility patent with 8 claims for a unique design, and with public demands and reactions, we're able to assign a value to $5,000,000. In addition, the company has almost $100,000 worth of inventory and products and equipment.

The Success of Management Team & Founder

Samir Morcos began working in the aerospace industry for Boeing as a manager in the Space and Communications Department. When he worked for Boeing, Sam held top-secret security clearance. He also played an instrumental role in the design of the Space Shuttles program. He has also done extensive work on various communication and military satellite programs. Sam proudly became a U.S. Citizen in 1979. Mr. Morcos has several inventions and is the holder of the patent of Zakibox technology.

For the reasons above, the Company believes its $5,081,250 pre-money valuation is justified.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  60.0%
  ZakiBox is in a great demand in the B2C market. By acquiring more inventory we can generate sales that will generate more revenue.

- *Marketing*
  34.5%
  Marketing ZakiBox to the B2B platform is our goal to expand the sale of the company. ZakiBox has a huge demand and application in the carrier industry such as UPS, FedEx, Amazon driver and more.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  25.0%
  ZakiBox is in a great demand in the B2C market. By acquiring more inventory we can generate sales that will generate more revenue.

- *Marketing*
  20.0%
  Marketing ZakiBox to the B2B platform is our goal to expand the sale of the company. ZakiBox has a huge demand and application in the carrier industry such as UPS, FedEx, Amazon driver and more.

- *Operations*
  20.0%
  ZakiBox currently operate from a garage; our goal to move to assembly and the whole company to a 5000 square feet warehouse. Add more assembly equipments and furnitures.

- *Company Employment*
  15.0%
  Hiring more employees for the office, assembly line, and distributors. Add more sales personals to bring more orders.

- *14.5%*
  14.5%
  Reserve capital for emergency.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zakibox.com/ (Under: Annual Report in the navigation bar.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zakibox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZakiBox, Inc.

[See attached]

ZAKIBOX

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ZakiBox
Simi Valley, California

We have reviewed the accompanying financial statements of ZakiBox (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2023
Los Angeles, California

ZAKIBOX
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	19,450	$	60,047
Inventory		56,320		64,700
Total Current Assets		**75,770**		**124,747**
Property and Equipment, net		10,000		15,000
Intangible Assets		90,000		-
Total Assets	**$**	**175,770**	**$**	**139,747**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	158,697	$	142,376
Total Current Liabilities		**158,697**		**142,376**
Total Liabilities		**158,697**		**142,376**
STOCKHOLDERS EQUITY				
Common Stock		101		101
Additional Paid in Capital		74,899		44,899
Retained Earnings/(Accumulated Deficit)		(57,927)		(47,629)
Total Stockholders' Equity		**17,073**		**(2,629)**
Total Liabilities and Stockholders' Equity	**$**	**175,770**	**$**	**139,747**

See accompanying notes to financial statements.

ZAKIBOX
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 26,758	$ 31,331
Cost of Goods Sold	1,219	16,373
Gross profit	25,539	14,958
Operating expenses		
General and Administrative	29,970	28,153
Sales and Marketing	5,867	291
Total operating expenses	35,837	28,444
Operating Income/(Loss)	(10,298)	(13,486)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(10,298)	(13,486)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (10,298)**	**$ (13,486)**

See accompanying notes to financial statements.

ZAKIBOX

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	10,000,000	$ 100	$ 44,899	$ (34,143)	$ (34,043)
Issuance of Stock	56,250	1	44,899		44,900
Net income/(loss)				(13,486)	(13,486)
Balance—December 31, 2021	10,056,250	101	44,899	$ (47,629)	$ (2,629)
Issuance of Stock	74,875	1	29,999		30,000
Net income/(loss)				(10,298)	(10,298)
Balance—December 31, 2022	10,131,125	$ 101	$ 74,899	$ (57,927)	$ 17,073

See accompanying notes to financial statements.

ZAKIBOX
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(10,298)	$	(13,486)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		5,000		5,000
Amortization of Intangibles		10,000		-
Changes in operating assets and liabilities:				
Inventory		8,380		(20,500)
Net cash provided/(used) by operating activities		**13,082**		**(28,986)**
CASH FLOW FROM INVESTING ACTIVITIES				
Patent costs		(100,000)		-
Net cash provided/(used) in investing activities		**(100,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		30,000		-
Borrowing on Shareholder Loans		16,321		64,802
Net cash provided/(used) by financing activities		**46,321**		**64,802**
Change in Cash		(40,598)		35,816
Cash—beginning of year		60,047		24,232
Cash—end of year	$	**19,450**	$	**60,047**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ZakiBox was incorporated on April 18, 2018, in the state of California. The financial statements of ZakiBox (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Simi Valley, California.

ZakiBox makes patented advanced products for organizing storage and carriage systems for homes and businesses. Home storage organizer products are easily configurable for the different spaces comparable to the safety and sturdiness of built-in units. Business carriage products are designed to increase efficiency and time saving while lasting through the roughness of the jobs. We have utility patented for the technology that made our products superior to the existing solutions and favored by customers from our Amazon sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, parts, fabric bags and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipments	5 years
Furniture	5 years
Vehicle	5 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ZakiBox is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of home storage organizer products.

Cost of sales

Costs of goods sold include parts, raw materials, and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $5,867 and $291 which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>COVID-19</u>

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Raw materials	36,320	44,700
Finished goods	20,000	20,000
Total Inventory	$ 56,320	$ 64,700

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

ZAKIBOX

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

As of Year Ended December 31,	2022	2021
Equipments	$ 15,000	$ 15,000
Furniture	4,000	4,000
Vehicle	6,000	6,000
Property and Equipment, at Cost	**25,000**	**25,000**
Accumulated depreciation	(15,000)	(10,000)
Property and Equipment, Net	**$ 10,000**	**$ 15,000**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $5,000 and $5,000, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 10,131,125 shares and 10,056,250 shares were issued and are outstanding, respectively.

6. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owner, Samir Zaki Morcos. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Samir Zaki Morcos	0.00%	Fiscal Year 2020-2022	No set maturity	$ 158,697		$ 158,697	$ 142,376		$ 142,376
Total				$ 158,697	$ -	$ 158,697	$ 142,376	$ -	$ 142,376

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. RELATED PARTY

During 2022 and 2021, the Company received loans from the founder and the major shareholder, Samir Zaki Morcos, in the aggregate amount of $158,697. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $158,697 and $142,376.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $10,298, and negative stockholders' equity of $2,629 as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


 
INVEST IN ZAKIBOX TODAY!

A Smart, Modular Storage & Organization Solution

ZakiBox makes patented advanced products for organizing, storage and carriage for homes and businesses. that is light, strong and foldable.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- We used fiberglass tubings and 400D nylon material to create a high-strength, lightweight, and cost-effective storage solution for homes and business organization needs.

- ZakiBox has received glowing product ratings of 3.4 out of 5 during our test period on Amazon.

- Currently, we are expanding our business model to provide businesses with highly efficient storage solutions through B2B sales, with key distribution and financing partnerships already in place.

Invest Now
$0.50 Per Share

RAISED ⓘ	INVESTORS
$0	0
MIN INVEST ⓘ	VALUATION
$200	$5.08M

THE PITCH

ZakiBox is a smart solution for storing and organizing clutter for homes, garages, and offices. Our product is built with fiberglass-reinforced plastic, making it remarkably durable and lightweight at the same time. Our modular system is easily stackable, using foldability, wheels, and windows for easy visibility, access, and transportation. We have sold out of our product on Amazon, and now we are ready to expand to B2B sales.





OVERVIEW

Smart Design for Improved Storage and Organization

At ZakiBox, we designed a modular, highly durable, and lightweight storage solution for home and business storage needs. Our products include innovative **home organizers, hampers, and on-the-go carriers**. Our founder Sam Zaki Morcos' decades of experience in the aerospace industry gives him the in-depth engineering knowledge to develop smart, effective design solutions. Now, after the success of our B2C launch online, we are ready to scale as we move into B2B sales.

ZakiBox Storage



***Click to zoom and rotate**

ZakiBox Organizer



ZakiBox Organizer 3D Model
Copy link
Watch on YouTube

THE PROBLEM & OUR SOLUTION

Modular, Durable, and Cost-Effective Storage Solutions

It is too costly for home customers to build custom storage structures that meet their own unique needs. Cheap boxes are flimsy and not easily accessible when stacked, and built-in units are not transportable or foldable. Meanwhile, for businesses, flimsy carriers are bulky, heavy, and wear out quickly due to frequent use.

Typical foldable rolling wheels carts and plastic carriers have an average load capacity of 50

Typical foldable rolling wheels carts and plastic carriers have an average load capacity of 50 lbs, often with top access only, have non-locking wheels, and are heavy. ZakiBox is foldable, and stackable, has wheels, and a portable telescopic handle – making it strong, yet light at the same time!

Utility carts usually have built-in shelves and wheels with locks. There is no foldable aspect to it and no telescopic handles, making it limited in transferring to different spaces. The ZakiBox Carrier has a load capacity of up to 150 lbs.



At ZakiBox, we use modular configuration to create stackable, connectable storage solutions that can fit into any space to meet our customer's needs. Home storage organizer products are easily configurable for different spaces comparable to the safety and sturdiness of built-in units. Business carriage products are designed to increase efficiency and time saving while lasting through the roughness of the jobs. We added wheels to our light and foldable design for easy transportation and installation in new locations. Our durable fiberglass and nylon-based materials ensure a long product life even with heavy use. We have utility patented for the technology that made our products superior to the existing solutions and favored by customers from our Amazon sales.

Our ZakiBox Hamper is foldable, has 4 swivel wheels with brakes, has a portable telescopic handle, and has an adjustable net.



ZakiBox Carrier Deluxe



0:00 / 0:09



*Click to zoom and rotate



01:15

ZakiBox Carrier Pro



01:26



ZakiBox Hamper



Click to zoom and rotate





THE MARKET & OUR TRACTION

Proven Demand for an Innovative Product

While there are many storage and moving boxes solutions in the consumer marketplace, cheaper products tend to be flimsy and higher priced products are not easily configurable with modular capacity like ours. According to our research, there are no comparable products in the B2B space using fiberglass and 400D nylon materials to achieve efficiency and sturdiness.


We hold a patent issued on 8 exclusive claims and hold a trademark for our brand
ZakiBox™



The United States of America

UNITED STATES PATENT
Granted on April 21, 2020

Samir Zaki Morcos

INVENTOR

ZAKIBOX, INC.

10,625,902

CONTAINER ASSEMBLY

A collapsible support structure can be used with a container assembly. The collapsible support structure includes four corner connectors rotationally connected to one another with connector plates and a locking mechanism. A leg attached to each of the four corner connectors by a vertical tube. All legs are rotationally connected to a central support assembly which can rotate around a vertical axis.

The Director of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law. Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America for the term of this patent, subject to the payment of maintenance fees as provided by law.

Seal Will Be Placed Here

Director of the United States Patent and Trademark Office

We hold a patent issued on 8 exclusive claims and hold a trademark for our brand. We sold out all models on the Amazon platform, with glowing product ratings ranging from 3.4 out of 5 during our test period on Amazon. We already have partners lined up for our B2B expansion, including distributors, factories and potential investors.

By acquiring more inventory, we can generate sales that will generate more revenue. Marketing ZakiBox to the B2B platform is our goal to expand the sale of the company. We have a huge demand and application in the carrier industry such as UPS, FedEx, Amazon drivers, and more.

**As of April 26th, 2023, all IP, including patents and trademarks, issued to Samir Morcos has been assigned to ZakiBox, Inc.*

WHY INVEST

Changing the Way We Organize Homes and Businesses



We have a market-validated **product that customers love**
We hold **stellar ratings on Amazon after selling out all of our models**
We plan to hire key employees and scale operations
ZakiBox™

We have a market-validated product that customers love and over $100,000 in earned revenue. Our patented design solves numerous storage problems by combining durability, transportability, and lightweight materials all into one product. As we continue to build our B2C sales and expand into B2B partnerships, we plan to hire key employees and scale operations to meet growing demand. Join us in this critical moment of growth as we set a new standard for storage solutions.



 

ABOUT

HEADQUARTERS
1546 Flowerdale Street
Simi Valley, CA 93063

WEBSITE
View Site ↗

ZakiBox makes patented advanced products for organizing, storage and carriage for homes and businesses. that is light, strong and foldable.

- -

TEAM



Samir Morcos
CEO & Founder | Aerospace Engineer

Sam Zaki Morcos was born in Cairo, Egypt where he obtained his Bachelor's Degree in Mechanical Engineering. He went on to study in Denmark, where he received his Master's Degree in Aerospace Engineering and learned to fluently speak and study in Danish, Swedish, Norwegian, and English.

In 1975, Sam immigrated to the United States. He began working in the aerospace industry for Boeing as a manager in the Space and Communications Department. When he worked for Boeing, Sam held top secret security clearance. He also played an instrumental role in the design of the Space Shuttles program. He has also done extensive work on various communication and military satellite programs. Sam proudly became a U.S. Citizen in 1979.

Mr. Morcos has several inventions and is the holder of the patent of Zakibox technology.





Ari Marcos (Part-Time)
Advisor & Research

Ari is a staff research scientist at Meta AI Research (FAIR Team) in Menlo Park working on understanding the mechanisms underlying neural network computation and function, and using these insights to build machine learning systems more intelligently. Most recently, his work has focused on understanding properties of data and how these properties lead to desirable and useful representations. He has worked on a variety of topics, including self-supervised learning, the lottery ticket hypothesis, the mechanisms underlying common regularizes, and the properties predictive of generalization, as well as methods to compare



Larry Brown
Mechanical Engineer

Larry is an excellent industrial engineer specialist in SOLIDWORKS software, he is primarily responsible for all detail and assembly drawings. Larry has over 25 years of engineering and new product development experience, Larry has worked with major Brands to assist in getting their products to market. Companies such as Mattel Toys, Burton Medical Products, Arelli Alloy Wheels and JBL Industries have benefited from Larry's engineering savvy and Creative Industrial Design. From design, engineering, to marketing, projections and forecasting production with overseas suppliers, Larry truly gets the "big picture" in what it takes to successfully get a



Daniel Greenbaum
Legal Advisor

Attorney Daniel N. Greenbaum is committed to using the law to ensure that people, especially vulnerable populations, are not harmed by the misconduct of powerful corporations and unscrupulous individuals. With these goals in mind, he formed the Greenbaum Law Firm in 2014, focusing his practice primarily on public interest litigation. Since that time, he has investigated thousands of consumer products. Daniel has brought actions on behalf of his clients that have resulted in the removal of multitudes of chemicals from various consumer products, including shampoos and liquid soaps, sunscreens and other lotions containing sunscreen, metal polish as methods to compare representations across networks, the role of single units in computation, and on strategies to measure abstraction in neural network representations. Previously, Ari worked at DeepMind in London. Ari Morcos is the son of the inventor Sam Zaki Morcos.

Ari works 1 hour per week on ZakiBox.

what it takes to successfully get a great selling product to market.

Larry works 1 hour per week on ZakiBox.

containing sunscreen, metal polish, tiles, soft plastics, and, most recently, adult novelties. In the past two years, he has introduced personal injury and commercial collections into his practice.

Daniel works 1 hour per week on ZakiBox.



Robin Lee
Business Advisor

Robin helps lead the company's sales department to meet revenue and sales growth targets. Their primary objective is to close deals, which means they are involved in everything from sales team training and development to daily operations, to customer relationship management (CRM). Filling the CSO position is more complicated than simply promoting your top-performing salesperson. The right candidate will be good at sales but will also be a savvy businessperson who can navigate complexities within the organization and market to drive results for your bottom line.

Robin works 2 hours per week on ZakiBox.

TERMS
ZakiBox

Overview

PRICE PER SHARE
$0.50

VALUATION
$5.08M

DEADLINE ⓘ
Aug 17, 2023

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$200

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
30,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
2,470,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing   →


Offering Memorandum   →


Financials   ⌄


Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Invest $1,000 and choose one ZakiBox, valued up to $200.

$2,500+ | Tier 2

Invest $2,500 and receive 5% Bonus Shares and choose one ZakiBox, valued up to $200.

$5,000+ | Tier 3

Invest $5,000 and receive 10% Bonus Shares and choose 2 ZakiBoxes, valued up to $400.

$10,000+ | Tier 4

Invest $10,000 and receive 15% Bonus Shares + zoom call with ZakiBox Founder.

$20,000+ l Tier 5

Invest $20,000 and receive 20% Bonus Shares + opportunity as an advisory participant with ZakiBox Founder.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ZakiBox, Inc. ("ZakiBox" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

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ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into ZakiBox.

JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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WHY STARTENGINE?

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine an organizational system that was designed and engineered with qualities similar to a space shuttle. Then you have just imagined Zakibox. ZakiBox was invented by Sam Zaki Morcos, a professionally-trained aerospace engineer who worked on the design of the space shuttle program.

Zakibox is Light, Strong, and Foldable. Zakibox has a utility patent with eight original design claims and a trademark brand registry. If you are like most people, you struggle with clutter in your home, office, or garage.

The smartest solution for storage and organization is ZakiBox. Zakibox comes with clear zipped front windows for easy visibility and accessibility. ZakiBox is connectable and secure to the wall for earthquake protection and structural integrity. Zakibox storage and organizer units are modules that fit any configuration in your garage, children's room, Closet, and more.

Go Anywhere with confidence with the Zakibox carrier. It includes high-quality materials, swivel wheels with brakes, and a removable adjustable telescopic handle. It also features a wooden foldable mounted tabletop to convert from a carrier to a mobile table or desktop. Toting laundry is now a breeze with Zakibox adjustable handle, foldable, full swivel wheels with brakes, and an adjustable netting on the top.

Customers are raving about Zakibox. Listen to what they have to say.

Distributing companies already see this as a product for the future and have a handshake deal with the big box stores. Sam needs your help. ZakiBox is already in demand, and he cannot keep up with production unless he is able to mass produce.

That means purchasing more inventory, investing in marketing, and scaling his production. So, he's looking for investors who want to be a part of his vision of expanding to a warehouse.

Thank you so much for viewing this video! We are so excited to see what we can accomplish.

The Problem & Our Solution 1

ZakiBoxes combine in any configuration.ZakiBoxes stack with simple locking pins. ZakiBoxes clip together easily. ZakiBox stacks anchor to walls to prevent tipping. Organize your garage with ZakiBox. Take control with ZakiBox. Organize your wardrobe with ZakiBox. Order Now! www.zakibox.com

The Problem & Our Solution 2

Our intuitive design includes

- High-quality materials

- 4 swivel wheels with brake

- Removable adjustable telescopic handle

- Clear front window with zipper for easy accessibility and visibility. Folds easily with one hand only.

- Removable foldable table and with load capacity up to 150 lbs.

The Problem & Our Solution 3

ZakiBox On-The-Go Pro. Easy to maneuver. Collapsable, Portable adjustable handle. Pockets inside and outside for more space.Load capacity up to 100 lb. Fits in your car trunk. Order now! www.zakibox.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





BA2022091056



STATE OF CALIFORNIA

Office of the Secretary of State

STATEMENT OF INFORMATION

CORPORATION

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: BA20220910563

Date Filed: 9/28/2022

Entity Details

Corporation Name	ZAKIBOX
Entity No.	4143315
Formed In	CALIFORNIA

Street Address of Principal Office of Corporation

Principal Address	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063

Mailing Address of Corporation

Mailing Address	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063
Attention	SAMIR MORCOS

Street Address of California Office of Corporation

Street Address of California Office	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063

Officers

Officer Name	Officer Address	Position(s)
+ SAMIR MORCOS	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063	Chief Executive Officer, Chief Financial Officer, Secretary

Additional Officers

Officer Name	Officer Address	Position	Stated Position
None Entered			

Directors

Director Name	Director Address
+ SAMIR MORCOS	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063

The number of vacancies on Board of Directors is: 0

Agent for Service of Process

Agent Name	SAMIR MORCOS
Agent Address	1546 FLOWERDALE STREET SIMI VALLEY, CA 93063

Type of Business

Type of Business	STORAGE AND ORGANIZATION

Email Notifications

Opt-in Email Notifications	No, I do NOT want to receive entity notifications via email. I prefer notifications by USPS mail.

Labor Judgment

No Officer or Director of this Corporation has an outstanding final judgment issued by the Division of Labor Standards Enforcement or a court of law, for which no appeal therefrom is pending, for the violation of any wage order or provision of the Labor Code.

Electronic Signature

☒ By signing, I affirm that the information herein is true and correct and that I am authorized by California law to sign.

SAMIR MORCOS
_____
Signature

09/28/2022
_____
Date



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

ZAKIBOX
1546 FLOWERDALE STREET
SIMI VALLEY, CA 93063

Business Amendment Filing Approved

September 28, 2022

Entity Name: ZAKIBOX
Entity Type: Stock Corporation - CA - General
Entity No.: 4143315
Document Type: Statement of Information
Document No.: BA20220910563
File Date: 09/28/2022

The above referenced document has been approved and filed with the California Secretary of State. To access free copies of filed documents, go to **biz**fileOnline.sos.ca.gov and enter the entity name or entity number in the Search module.

What's Next?

The most up to date records may be obtained by searching for the Entity Name or Entity Number in the Search module at **biz**fileOnline.sos.ca.gov.

For further assistance, contact us at (916) 657-5448 or visit **biz**fileOnline.sos.ca.gov.



Thank you for using **biz**file California, the California Secretary of State's business portal for online filings, searches, business records, and additional resources.

A0843119

4143315

FILED
Secretary of State
State of California

IPL JUN 05 2020

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

The undersigned certify that:

1) The undersigned is the President and Secretary of **ZAKIBOX** a California Corporation, Corporation # C 4143315.

2) Article FOUR of the Articles of Incorporation of this Corporation is amended to read as follows:

   This Corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is 15,000,000 (FIFTEEN MILLION).

3) The foregoing Amendment of Articles of Incorporation has been duly approved by the board of directors.

4) The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation, prior to the Amendment, was 10,000,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

I declare under penalties of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct to my knowledge.

Date: February 6, 2020

Samir Z. Morcos, President

Samir Z. Morcos, Secretary



Secretary of State Articles of Incorporation of a General Stock Corporation	ARTS-GS

4143315

FILED GLV
Secretary of State
State of California
APR 18 2018

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $100.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to https://www.ftb.ca.gov.

This Space For Office Use Only

1. Corporate Name (Go to www.sos.ca.gov/business/be/name-availability for general corporate name requirements and restrictions.)

The name of the corporation is ZakiBox

2. Business Addresses (Enter the complete business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
1470 Paloma Street	Pasadena	CA	91104
b. Initial Mailing Address of Corporation, **if different than item 2a**	City (no abbreviations)	State	Zip Code

3. Agent for Service of Process

Item 3a and 3b: If naming an **individual**, the agent must reside in California and Items 3a and 3b must be completed with the agent's name and **complete** California street address.

Item 3c: If naming a California Registered **Corporate Agent**, a current agent registration certificate must be on file with the California Secretary of State and Item 3c must be completed (leave Item 3a-3b blank).

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
Daniel	N.	Greenbaum	

b. Street Address (if agent is **not** a corporation) - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
7120 Hayvenhurst Avenue Suite 320	Van Nuys	CA	91406

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each incorporator. **See instructions for signature requirements.**)

[signature]
Signature

LegalZoom.com, Inc. by Cheyenne Moseley, Assistant Secretary
Type or Print Name

4143315

Attachment to the
Articles of Incorporation
of

ZakiBox

7.   The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

8.   This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

9.   Any repeal or modification of the foregoing provisions of Sections 7 and 8 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.